TERYL RESOURCES CORP.

#240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

www.terylresources.com

N E W  S   R E L E  A S E

Teryl Resources Corp.

(the “Company”)

TSX Venture Exchange: TRC.V

OTCBB: TRYLF

TERYL RESOURCES ANNOUNCES TWO DRILLS WORKING ON THE

GIL JOINT VENTURE

For Immediate Release: June 8, 2010. Vancouver, BC – Teryl Resources Corp. (TSX Venture Exchange:

TRC.V,  OTCBB:  TRYLF)  is  pleased  to  announce  that  our  joint  venture  partner,  Fairbanks  Gold  Mining,

Inc.  (FGMI),  a  subsidiary of  Kinross  Gold  Corporation,  is  continuing  the  16,000'  drilling  program (with  two drills) that commenced on April 12, 2010.

There  are  currently  two  drills  operating  on  the  Gil/JV  property,  one  rotary  and  one  core  drill  that  are making  good  progress  on  the  2010  drilling  program  that  is  planned  for  11,000  feet  of  RC  drilling,  and

5,000  feet  of  HQ-NQ  core  drilling.    Drilling    in  2010  will  further  delineate  the  strike  extension  of  gold-

bearing  zones,  and  will  gain  a  better  understanding  of  ore-zone  continuity  in  the  Main  Gil,  North  Gil  and

Sourdough  Ridge  deposits.   In  addition  to  drilling,  fieldwork  involving  mapping,  soil  and  rock  sampling,

and mobile metal ion (MMI) geochemical sampling will be performed.

QUALIFIED PERSON

Mark  S.  Robinson,  P.  Geo.,  State  of  Alaska  Licensed  Geologist  No.  247  of  Wrangell,  Alaska,  who  is

independent of the Company as defined in NI43-101. Mark Robinson is a Certified Professional Geologist

(CPG)  6414  with  the  American  Institute  of  Professional  Geologists  (AIPG).  Other  professional  societies and  certifications  include:  Society  of  Economic  Geologists  (SEG)  fellow  since  1985;  American  Geological

Institute (AGI); and Alaska Miner's  Association (AMA). Mark Robinson  is  a Qualified  Person as  defined  in

NI  43-101  and  also  qualifies  under  the  rules  stated  by  the  U.S.  Securities  and  Exchange  Commission

(“SEC”), and has verified the data contained in this news release for accuracy.

ABOUT TERYL RESOURCES

To date, a total of US$9,000,000 has been expended by the joint venture partners, with Teryl and Kinross accounting for 20% and 80%, respectively, of total expenditures.

With  interests  in  four  gold  properties,  Teryl  Resources  Corp.  is  one  of  the  main  landowners  in  the

Fairbanks Mining District, Alaska. The Gil project is a joint venture with Kinross Gold Corporation (TSX: K;

NYSE:  KGC)  (80%  Kinross/20%  Teryl).  To  date  USD  $9  million  has  been  expended  on  exploration  by

Kinross and Teryl on the Gil joint venture claims. A USD$1.6 million budget has been completed for 2009 to  draft  test several gold anomalies on  the  Gil Claims.  The  Company’s  other  Alaska  holdings also  include the  Fish  Creek  Claims,  50%  optioned  from  Linux  Gold  Corp.  (OTC  BB:  LNXGF);  the  Stepovich  Claims,

where  Teryl  has  a  10%  net  profit  interest  from  Kinross;  and  a  100%-interest  in  the  West  Ridge  property.

Teryl  also  has  one  joint  venture  silver  prospect  located  in  Northern  BC,  Canada.  For  further  information visit the Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson President

Press Release contact information:

For further information, please contact:

John Robertson President, Teryl Resources Corp.

T: 800-665-4616

www.terylresources.com

READER ADVISORY

This  news  release  may  contain  certain  forward-looking  statements,  including  management's  assessment  of  future  plans  and operations,  and  capital  expenditures  and  the  timing  thereof,  that  involve  substantial  known  and  unknown  risks  and  uncertainties,

certain of which are beyond the Company's control. There can be no assurance that such statements will prove accurate, and actual results  and  developments  are  likely  to  differ,  in  some  case  materially,  from  those  expressed  or  implied  by  the  forward-looking statements  contained  in  this  press  release.  Readers  of  this  press  release  are  cautioned  not  to  place  undue  reliance  on  any  such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be  incorrect,

including, but not limited to: timely implementation of anticipated drilling and exploration programs; the successful completion of new development  projects,  planned  expansions  or  other  projects  within  the  timelines  anticipated;  the  accuracy  of  reserve  and  resource estimates, if any, grades, mine life and cash cost estimates; whether mineral resources can be developed; title to mineral properties;

financing  requirements;  changes  in  laws,  rules  and  regulations  applicable  to  Teryl,  and  changes  in  how  they  are  interpreted  and

enforced,    delays  resulting  from  or  inability  to  obtain  required  regulatory  approvals  and  ability  to  access  sufficient  capital  from internal  and  external  sources,  the  impact  of  general  economic  conditions  in  Canada,  and  the  United  States,  industry  conditions,

increased  competition,  the  lack  of  availability  of  qualified  personnel  or  management,  fluctuations  in  foreign  exchange,  stock  market volatility and market valuations of companies with respect to announced transactions. The Company's actual results, performance or achievements  could  differ  materially  from  those  expressed  in,  or  implied  by,  these  forward-looking  statements,  including  those described  in  the  Company's  Financial  Statements,  Management  Discussion  and  Analysis  and  Material  Change  Reports  filed  with the  Canadian  Securities  Administrators  and  available  at  www.sedar.com,  and  the  Company’s  20-F  annual  report  filed  with  the

United  States  Securities  and  Exchange  Commission  at  www.sec.gov.   Accordingly,  no  assurances  can  be  given  that  any  of  the events  anticipated  by  the  forward-looking  statements  will  transpire  or  occur,  or  if  any  of  them  do  so,  what  benefits,  including  the amount of proceeds, that the Company will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,  whether written  or  oral,  attributable  to  the  Company  or  persons  acting  on  its  behalf  are  expressly  qualified  in  their  entirety  by  these cautionary  statements.  Furthermore,  the  forward-looking  statements  contained  in  this  news  release  are  made  as  at  the  date  of  this news release and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements,  whether  as  a  result  of  new  information,  future  events  or  otherwise,  except  as  may  be  required  by  applicable  securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities  of  the  Company  have  not  been  registered  under  the  United  States  Securities  Act  of  1933,  as  amended  (the  “U.S.

Securities  Act”)  or  any  state  securities  laws  and  may  not  be  offered  or  sold  within  the  United  States  or  to  U.S.  Persons  unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.